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                        UNITED STATES                 OMB Number:      3235-0058
              SECURITIES AND EXCHANGE COMMISSION      Expires:    March 31, 2006
                    Washington, D.C. 20549            Estimated average burden
                                                      hours per response ...2.50
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                                                          SEC FILE NUMBER
                         FORM 12b-25                         811-4893
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                 NOTIFICATION OF LATE FILING                CUSIP NUMBER
                                                             874036106
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(Check one): [ ] Form 10-K      [ ] Form 20-F       [ ] Form 11-K
             [ ] Form 10-Q      [X] Form N-SAR      [ ] Form N-CSR


                     For Period Ended: August 31, 2004

                     [ ]   Transition Report on Form 10-K
                     [ ]   Transition Report on Form 20-F
                     [ ]   Transition Report on Form 11-K
                     [ ]   Transition Report on Form 10-Q
                     [ ]   Transition Report on Form N-SAR

                     For the Transition Period Ended: ______________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I-- REGISTRANT INFORMATION

The Taiwan Fund, Inc.
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Full Name of Registrant


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Former Name if Applicable


225 Franklin Street
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Address of Principal Executive Office (Street and Number)


Boston, MA 02110
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City, State and Zip Code


PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        { (a)  The reason described in reasonable detail in Part III of this
        {      form could not be eliminated without unreasonable effort or
        {      expense
        {
        { (b)  The subject annual report, semi-annual report, transition report
        {      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
        {      portion thereof, will be filed on or before the fifteenth
    [X] {      calendar day following the prescribed due date; or the subject
        {      quarterly report or transition report on Form 10-Q, or portion
        {      thereof, will be filed on or before the fifth calendar day
        {      following the prescribed due date; and
        {
        { (c)  The accountant's statement or other exhibit required by Rule
        {      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's report on Form N-SAR could not be filed within the prescribed time period because of the discovery, during the audit of the Fund's financial statements for that fiscal year, that the performance fee paid to the Fund's investment manager has not been calculated correctly since the inception of the Fund. As a result, the Registrant had to restate certain financial information for its 2000, 2001, 2002 and 2003 fiscal years. The need to resolve technical auditing issues in connection with that restatement resulted in the delay in filing the Form N-SAR. In addition, the Fund's independent registered public accountants have indicated that its letter on the Fund's internal controls, which is required to be included in the N-SAR report, will indicate deficiencies related to calculation of the Fund's performance fee. The report will be filed once the Fund receives this letter and management of the Fund has had an opportunity to respond to the deficiencies indicated in the letter.

SEC 1344 (07-03)    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Belinda Hernandez             617                   662-3800
      -----------------         -----------          ------------------
          (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer
      is no, identify report(s).                                Yes [X]  No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof ?                                                 Yes [ ]  No [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             The Taiwan Fund, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 04, 2004                By: /s/ Louie Ngar Yee
                                            ------------------------------------
                                            Louie Ngar Yee
                                            Secretary and Treasurer,
                                            The Taiwan Fund, Inc.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------- ATTENTION -----------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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